Filed pursuant to Rule 253(g)(2)

File No. 024-11897

ROOTS REAL ESTATE INVESTMENT COMMUNITY I, LLC

SUPPLEMENT NO. 4 DATED AUGUST 13, 2024

TO THE OFFERING CIRCULAR DATED MARCH 27, 2024

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of Roots Real Estate Investment Community I, LLC (the “Company”), dated March 27, 2024 and filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as the same has been supplemented from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the meaning as set forth in the Offering Circular.

The purpose of this supplement is to supplement the Offering Circular with information about the Company’s recent acquisition of five (5) additional properties.

Acquisition of Properties

On July 24, 2024, Roots Real Estate Investment Community I, LLC (“Roots”) completed the acquisition of the following multifamily properties. The properties were acquired by two single-purpose entities that are wholly-owned by Roots, Roots 2721 White Oak MF LLC and Roots 2124 Park Terrace MF LLC.

Property Address:	2721 White Oak Drive, Metropolitan Atlanta, DeKalb County, Georgia
Description:	This property consists of 35 units totaling 35,530 square feet in six two-story buildings built in 1969. The buildings were renovated in 2020. The Property sits on approximately 2.60 acres.
Purchase Price by Roots:	$4,964,980.54 cash purchase
Current Market Value:	$6,200,000.00

Property Address:	2124 Park Terrace, College Park, Fulton County, Georgia
Description:	This property consists of 18 units totaling 12,888 square feet in two, two-story buildings built in 1960. The buildings were renovated in 2019. The Property sits on approximately 1 acre.
Purchase Price by Roots:	$2,076,264.59 cash purchase
Current Market Value:	$2,315,000.00

On July 29, 2024, Roots completed the acquisition of the following multifamily properties. The properties were acquired by three single-purpose entities that are wholly-owned by Roots, Roots 401 Clifton MF LLC, Roots 1984 Wellbourne MF LLC and Roots 1744 Cambridge MF LLC.

Property Address:	401 Clifton Road, Atlanta, DeKalb County, Georgia
Description:	This property consists of 8 units totaling 6,512 square feet in one, two-story building built in 1959. The building was renovated in 2020. The Property sits on approximately 0.33 acres.
Purchase Price by Roots:	$1,354,085.60 cash purchase
Current Market Value:	$1,530,000

Property Address:	1984 Wellbourne Drive, Atlanta, Fulton County, Georgia
Description:	This property consists of 8 units totaling 6,477 square feet in one, two-story building built in 1960. The Property sits on approximately 0.18 acres.
Purchase Price by Roots:	$1,399,22.79 cash purchase
Current Market Value:	$1,580,000

Property Address:	1744 Cambridge Avenue, College Park, Fulton County, Georgia
Description:	This property consists of 10 units totaling 11,000 square feet in one, two-story buildings built in 1965. The building was renovated in 2020. The Property sits on approximately 4.48 acres.
Purchase Price by Roots:	$1,805,447.47 cash purchase
Current Market Value:	$2,060,000.00

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: August 13, 2024

Safe Harbor Statement

This supplement to our Offering Circular may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated March 27, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.